

June 13, 2024

Robert P. Fishman
Chief Financial Officer
Pentair plc
Regal House, 70 London Road
Twickenham, London, TW13QS
United Kingdom

> **Re: Pentair plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 20, 2024**
> **File No. 001-11625**

Dear Robert P. Fishman:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Result of Operations, page 26

1. We note your discussion and analysis of the changes in your income tax on page 28. Based on your effective tax rate reconciliation within Note 10, it appears there are material factors impacting your income tax (benefit)/provision that should be fully discussed in MD&A so that readers may fully understand the variances and assess the continuing impact. For example, it appears that the changes in rates of foreign operations further decreased your effective tax rate in 2023 while the proportion of income before income taxes for your international operations remained fairly consistent. To the extent material factors in your foreign operations including changes in your jurisdictional mix of income may be impacting your effective tax rate, please explain the changes and factors including whether you may expect these changes to continue. Given the materiality of your foreign operations and impact on your effective tax rate, please also tell us your consideration of including a discussion of the primary taxing jurisdictions where your

foreign earnings are derived and the relevant statutory rates in those jurisdictions in order for readers to better understand the material impacts such factors have on your effective tax rate. Please refer to Item 303 of Regulation S-K.

<u>Note 14. Segment Information, page 74</u>

2.   We note you reorganized the operating segments and classified your operations into three reportable segments: Flow, Water Solutions, and Pool. We also note that the financial information by reportable segment disclosures include an "Other" category, which reconciles to the consolidated amounts. Please note that if your Other category is presented under ASC 280-10-50-15, it does not represent a reportable segment and should be excluded from the reportable segment total. Please revise or tell us how these disclosures appropriately reflect reconciliations of the total of the reportable segments to your consolidated amounts. Refer also to ASC 280-10-50-15 and ASC 280-10- 55-48 and 55-49.

3.   Please disclose the business activities and sources of revenue included in Other as required by ASC 280-10-50-15.

4.   Please reconcile your reportable segment measure of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology